SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the six months ended June 30, 2022

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

C9, 99 Danba Rd

Putuo District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is furnishing this Report on Form 6-K to provide its consolidated balance sheets as of June 30, 2022 (unaudited) and December 31, 2021 and its unaudited consolidated statements of income and comprehensive income, and unaudited condensed statements of cash flows for the six months ended June 30, 2022 and 2021, which are attached as Exhibit 99.1 to this Form 6-K.

On December 28, 2022, the Company issued a press release announcing its financial results for the First Half of 2022, which press release is attached as Exhibit 99.2 to this Form 6-K.

Financial Statements and Exhibits.

The following exhibit is attached.

Exhibit	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022 and 2021
99.2	Press Release, dated December 28, 2022, titled “Nisun International Reports Unaudited Financial Results for the First Half of 2022”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: December 28, 2022	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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